SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                          Mission West Properties, Inc.
                                (Name of Issuer)


                         Common Stock, $0.001 par value
                         (Title of Class of Securities)


                                    605203108
                                 (CUSIP Number)


                                December 31, 2003
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                  [ ]     Rule 13d-1(b)

                  [ ]     Rule 13d-1(c)

                  [X]     Rule 13d-1(d)

     * The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 605203108                    13G                     Page 2 of 4 Pages
-------------------                                            -----------------
--------- ----------------------------------------------------------------------
     1)   Name of Reporting Person
          Thelmer Aalgaard
--------- ----------------------------------------------------------------------
     2)    Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) [ ]
           (b) [ ]
--------- ----------------------------------------------------------------------
     3)   SEC Use Only

--------- ----------------------------------------------------------------------
     4)   Citizenship or Place of Organization USA
--------- ----------------------------------------------------------------------
     Number of Shares       5) Sole Voting Power  1,954,225
                            ----------------------------------------------------
    Beneficially Owned      6) Shared Voting Power
                            ----------------------------------------------------
    by Each Reporting       7) Sole Dispositive Power  1,954,225
                            ----------------------------------------------------
       Person with:         8) Shared Dispositive Power
--------- ----------------------------------------------------------------------
     9)   Aggregate Amount Beneficially Owned by Each Reporting Person
          1,954,225
--------- ----------------------------------------------------------------------
    10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)
--------- ----------------------------------------------------------------------
    11)   Percent of Class Represented by Amount in Row (9)
          9.8 % *
--------- ----------------------------------------------------------------------
    12)   Type of Reporting Person (See Instructions)
          IN
--------- ----------------------------------------------------------------------


*    See Item 4, below

CUSIP No. 605203108                    13G                     Page 3 of 4 Pages
-------------------                                            -----------------

Item 1.   (a)  The name of the  issuer is Mission  West  Properties,  Inc.  (the
               "Company").

          (b) The principal executive offices of the Company are located at 10050 Bandley Drive, Cupertino, California 95014.

Item 2. The address of the principal business office of the reporting person is 10050 Bandley Drive, Cupertino, California 95014.

          The title of class of securities and CUSIP number for the equity securities covered by this report and citizenship are incorporated by reference from the cover page in response to this item.

Item 3.   If this  statement is filed pursuant to Rule 13d-1(b),  or 13d-2(b) or
          (c), check whether the person filing is a:

          This statement is being filed pursuant to 13d-1(d).

Item 4.   Ownership.

          The Company had 17,894,691 shares of Common Stock outstanding as of December 31, 2003.

          Regarding the beneficial ownership of each reporting person, reference is made to Item 4. of the cover page. The beneficial ownership of shares of Common Stock by the reporting person is based on such reporting person's right to exchange O.P. Units for shares of Common Stock upon certain conditions under an exchange rights agreement with the Company.

          The issuer's charter and such agreements limit the number of shares that can be held at any one time by the reporting persons in the aggregate to the lesser of 9% of the outstanding Common Stock and the maximum percentage that individual shareholders can own, directly or indirectly, under applicable REIT ownership limits contained in the Internal Revenue Code. Consequently, the reporting person disclaims beneficial ownership of all shares of Common Stock in excess of the maximum number of shares that such reporting person currently has the right to acquire, taking into account these ownership restrictions.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          See responses in Item 4 above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not applicable.

CUSIP No. 605203108                    13G                     Page 4 of 4 Pages
-------------------                                            -----------------
Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 20, 2004


                                        /s/ Thelmer Aalgaard
                                        ----------------------------------------
                                        Thelmer Aalgaard